July 30, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Stephen Krikorian, Mail Stop 4561

RE:	CIBER, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 4, 2010
Form 10-Q for the Quarterly Period ended March 31, 2010
Filed May 5, 2010
File No. 001-13103

Dear Mr. Krikorian:

CIBER, Inc. (the “Company”) is submitting the following responses to the Staff’s comment letter dated July 7, 2010.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Years Ended December 31, 2009 and 2008 — Consolidated, page 21

Comment:

1.               We note your response to prior comment 3. As previously requested, please tell us whether pricing pressure had a material impact on revenue; and if such pricing pressure had a material impact on revenue, please tell us what consideration you gave to including a more detailed quantitative discussion of the impact in MD&A.

Response:

We do not quantify the impact of pricing or “pricing pressure” on our revenues.  As discussed in our prior response, the vast differences in types of contracts and rates leave us with no reliable means to quantify or estimate the impact of pricing pressure on revenues.  Further, our hourly rates where they are used (as opposed to fixed price contracts, for example) range very widely, from perhaps $20/hour for a tech support person in India to $100/hour for system development in Denver, Colorado, to $200/hour for SAP implementation in Germany.  Therefore, we do not use an average hourly rate or similar quantification in analyzing our business.  Thus quantification of price discounts or similar rate/price information is not available.  From a qualitative standpoint, we can confirm that competition for new work remains very strong and clients and prospects are highly concerned about the costs of new IT initiatives, and in our opinion, are putting greater emphasis on the costs of new IT proposals as compared to other periods.  This not only impacts the clients’ choice of IT services vendors but also the scope of the IT projects that clients are willing to commit to.  During the economic downturn, we have seen reluctance in commitment to larger scope projects and greater emphasis on shorter term, smaller cost projects.  We have tried to communicate these market trends in our MD&A.

Critical Accounting Policies and Estimates

Goodwill, page 32

Comment:

2.              Your response to prior comment number 6 indicates that your best estimate of enterprise value under the Discounted Cash Flow (DCF) methodology was $946 million and the enterprise value under the Comparable Public Company (CPC) valuation analysis was $725 million. Please explain to us why there is such a significant difference between the enterprise value determined under the DCF methodology and the enterprise value determined using the CPC valuation. Tell us the extent to which your DCF valuation was impacted by the estimated growth rates. As part of your response, please tell us what your enterprise value would have been had a 5% revenue growth rate been used for 2010. In this regard, we note that your response indicates that you are currently expecting a 5% revenue growth rate for 2010, excluding currency translation.

Response:

We respectfully submit that the basic difference in our valuations under DCF and CPC are due to the inherent differences in the two methodologies.  The DCF gives more weight to our expected CIBER specific performance improvement in future years than does the CPC valuation. Also, our DCF valuation at June 30, 2009 was the first time using the new fair value measurement guidance of ASC 820.  As such, we computed the Weighted Average Cost of Capital (WACC) for each segment based on each business unit’s peer group comparables, as opposed to the use of CIBER’s WACC in previous impairments tests.  In reaching our conclusion that no impairment was necessary we strongly considered the results of both the DCF and CPC testing and there was sufficient excess under both tests individually for each business unit.  With regard to DCF, the WACC for the business units ranged from 8.3% to 13.0%.  Individual business unit revenue growth projections for 2010 ranged from 5% to 22%, with a weighted average of 10%.  Average revenue growth of approximately 6% was forecasted for 2011 and approximately 4% thereafter.  In considering the individual DCF results of each business unit, we also considered sensitivity analysis of changes in WACC and changes in steady state growth assumptions for each business unit and the estimated impact on value and excess fair value of the business unit.  So although a point estimate for each business unit was decided on as our mostly likely DCF estimate, and this resulted in an aggregate value of $946 million, we considered a range of possible values for each business unit with both best case and worst case scenarios.  The aggregate DCF range we considered as a result was from $740 million to $1.2 billion.  We noted that the lower end of the DCF range was fairly consistent with the CPC valuation of $725 million, and all segments met the DCF test at those levels.

Finally, in response to the second part of your comment regarding use of a 5% revenue growth rate, if we reduced our 2010 revenue growth assumptions in half for each business unit, so the revised forecasted total 2010 revenue growth was only 5% (as compared to the 10% used), this would reduce our aggregate business unit DCF valuation by approximately $43 million.  Again, no business unit would fail the DCF test under this scenario.

Comment:

3.              Please tell us how you selected your comparable companies when preparing your CPC valuation and how you determined that they were appropriate comparables. Also, please provide us with the comparable companies that you used.

Response:

We have utilized an outside firm that specializes in the IT segment, including IT company transactions, to assist us with determining comparable companies.  They use a mix of public information, such as SEC filings and research reports, and private sources, such as FactSet, to continuously track each relevant industry sector. They periodically and methodically review each company for changes in their business model and if necessary, update the relevant sectors. They also monitor and evaluate any newly listed companies. They also utilize their internal expertise and experience in evaluating comparable IT companies. They recommended select publicly traded IT Services companies with similar operations, customer bases, geographic focus, size, and financial performance for each of CIBER’s reporting units.

Custom Solutions Division  The comparable companies selected for the Custom Solutions Division focus on custom development and application integration, and primarily support US-based commercial customers and state and local governments.  The average gross margin for the comparable group was approximately 29%, comparable to CIBER’s Custom Solutions gross margin.

Federal Government Division

The comparable companies selected for the Federal Government Division primarily service the federal government.  Gross margin was less of a consideration for this division as some of the comparable public companies selected have very diverse operations, including military technology.

U.S. ERP Division

The comparables selected for CIBER’s ERP Division tend to have US based clients and offer consulting and integration services for ERP solutions from vendors including SAP, Oracle, and Lawson (like CIBER).  While gross margins for the selected comparables was higher than CIBER’s, approximately 35% on average, we felt the similarities in service offerings warranted the comparison.

European Division

The comparable companies for CIBER’s European segment includes IT services companies with the bulk of their revenues coming from Europe.  Though their gross margins are significantly higher than CIBER’s, primarily due to business mix, our focus was geographic revenue concentration for this segment.

See Attachment A, for a list of comparable companies used in our valuation.

Comment:

4.              Your response to prior comment number 6 indicates that the difference between your market capitalization and the enterprise values determined under the DCF and CPC valuations is different due to the negative impact of your corporate HQ and due to the negative market perception of your current bank structure. Please tell us how you determined the quantitative impact of each of these factors.

Response:

To estimate the negative impact of the corporate HQ expenses we performed a discount cash flow calculation on forecasted corporate expenses, similar in nature to the DCF calculation for our business units.  This resulted in an estimated negative impact of approximately $200-$250 million. In considering the negative impact of the market perception of our debt structure, we estimated the dollar per share impact multiplied by our outstanding shares and estimated approximately $100-$150 million as the negative impact.  To elaborate briefly on this latter point, it is worth noting that certain analysts during this period were questioning our ability to meet our financial covenants, and when we replaced our $140 million credit facility our interest rate increased significantly.

Comment:

5.              Your response to prior comment number 7 indicates that Schedule 1 compares the estimated excess fair value to the carrying value of goodwill for your reporting units. However, we note that the carrying value of $586 million on the schedule differs from the carrying value of goodwill of $449 million reported on your balance sheet in your Form 10-Q for the fiscal quarter ended June 30, 2009. Please advise.

Response:

In schedule 1, provided with our prior response, in the first column we presented the carrying value, including goodwill, of each business unit. The carrying value, including goodwill is $586 million. We also presented the excess in both dollars and percentage by which the estimated fair value of each business unit exceeded the carrying value, including goodwill.  In our prior response to question number 7, we incorrectly referred to the carrying value of “goodwill”.

Comment:

6.              In your response to prior comment number 7 you indicate that you will disclose the information in future filings for reporting units that have a “higher risk of failing step one.” Please tell us how you will determine which reporting units have a “higher risk.”

Response:

In schedule 1, provided with our prior response, we presented the carrying value, including goodwill, of each business unit and presented the excess in both dollars and percentage above the estimated fair value of each business unit.  In future filings for subsequent impairment tests, we plan to present information similar to what is included on this schedule for segments that do not have a material cushion, which would which show the percentage by which the fair value exceeds the carrying value for the business unit.

Item 10. Directors, Executive Officers and Corporate Governance, page 59 (Incorporated by Reference From Proxy Statement Filed April 23, 2010)

Directors and Executive Officers, page 7

Comment:

7.              We note your disclosure on page 7 regarding the general qualities you consider in considering candidates for director. In future filings, for each person, disclose why the person’s particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as a director of the company, in light of the company’s business and structure, at the time that a filing containing the disclosure is made. The disclosure of each director or nominee’s experience, qualifications, attributes or skills must be provided on an individual basis. For guidance, refer to Question 116.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

Response:

In future filings the Company will provide the disclosure requested in Comment 7 with respect to directors and director nominees in a more apparent manner.

Item 11. Executive Compensation, page 59 (Incorporated by Reference From Proxy Statement Filed April 23, 2010)

Executive Compensation

Overview of Executive Compensation Program, page 27

Comment:

8.              We note your statement that you continue to review your compensation practices and incentive programs to ensure that your total compensation program does not encourage inappropriate or unnecessary operational or financial risk taking. In your response letter, please describe the process you undertook to conclude that your compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Response:

As the Staff pointed out, the Company disclosed on page 27 of the Proxy Statement filed April 23, 2010 (the “Proxy Statement”) that it “continues to review its compensation practices and incentive programs to ensure that the Company’s total compensation program does not encourage inappropriate or unnecessary operational or financial risk taking but rather encourages fiscal responsibility for the Company as a whole.”

The Company supplementally advises the Staff that the Board has concluded that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company based on the following features of the Company’s overall compensation program that are designed to reduce the likelihood of inducing excessive risk-taking behavior:

•                  The Company utilizes a balance of fixed (i.e. annual cash salary) and variable, performance-based (i.e. annual cash bonus, stretch bonus and equity incentive programs) compensation.

•                  Equity grants directly link an employee’s compensation to the overall success of the Company.

•                  Certain equity awards vest over a period of time, and therefore, tie an employee’s compensation to the long-term success of the Company.

•                  The quantitative targets governing bonus and equity incentive awards utilize multiple metrics and are set at levels that reflect the Company’s focus on steady, sustainable growth that balance both the long term and short term success of the Company (for example, the Company would view a quantitative performance target of 130% of the prior year’s revenue as incentivizing excessive risk-taking behavior that may value the short term success of the Company over its long term success).

•                  A portion of bonus and equity incentive awards are based on demonstration of qualitative factors.  An employee’s excessive risk taking behavior would be contrary to the Company’s specific qualitative factor that values an employee’s efforts to achieve the Company’s strategic objectives.

Comment:

9.              The companies included in your competitive reference group had revenues from $700 million to $20 billion during the last fiscal year, and the average revenue was $6 billion. Your revenue during the last fiscal year was approximately $1 billion. Please tell us how your compensation committee determined that these companies constituted a competitive reference group, and the impact that including companies with higher revenues had on the compensation awarded to your named executive officers.

Response:

The Company’s Compensation Committee chose the companies that constitute the competitive reference group based on the similarity of the types of services they (or one or more of their business segments) provide and similarity in terms of geographic reach.   In short, these are the companies that the Company competes with for business as well as for employee talent.

While including companies with higher revenues in the competitive reference group may tend to increase the median compensation of the reference group, the Compensation Committee adjusts for this factor by taking into account the fact that certain of the competitive reference group companies, namely those with much larger revenues (i.e., Accenture), provide services similar to that of the Company in addition to a much broader range of services.  As a result, certain of the NEOs at such reference group companies may have additional responsibilities and duties as compared to comparable NEOs at the Company, which may justify adjusting a certain Company NEO’s compensation downward from the median range.  After taking this into account, along with other factors such as recommendations of the Company’s Chief Executive Officer, the desire for the Company to attract and retain executive talent, historical compensation levels, historical financial and operational performance and individual employee performance evaluations, the Compensation Committee uses its discretion to adjust a specific NEO’s compensation accordingly.  Thus, including companies with higher revenues in the reference group does not, by virtue of such companies’ higher revenues, necessarily have a disproportionate impact on the compensation of the Company’s NEOs.

Annual Cash Bonus Compensation, page 29

Comment:

10.       We note that the Annual Cash Bonus Award includes a qualitative component. For each named executive officer, tell us what qualitative factors were utilized, how they were judged, and how they specifically impacted the amount of Annual Cash Bonus awarded. See Item 402(b) of Regulation S-K. Please include this disclosure in future filings.

Response:

The Company mentioned on page 30 of the Proxy Statement that the important qualitative attributes it expects its named executive officers (each, an “NEO”) to demonstrate include development of people, leadership, teamwork and efforts to achieve the Company’s strategic objectives.  These same qualitative factors are applicable to each of the NEO’s.  Achievement of the qualitative component is based on the business judgment of the Compensation Committee with input from the Chief Executive Officer.

In the 2009 Annual Cash Bonus Award Components table on page 30 of the Proxy Statement, the Company disclosed the following:

2009 Annual Cash Bonus Award Components

Name	Revenue Target Percentage*	EBITA/ NOI Target Percentage*	Accounts Receivable Day’s Sales Outstanding Target Percentage	Tax Rate Target Percentage	Qualitative Percentage
Mac J. Slingerlend	25%	40%	—	—	35%
Peter H. Cheesbrough	25%	40%	10%	5%	20%
Tony Hadzi	25%	35%	10%	—	30%
Marcia M. Kim	25%	35%	10%	—	30%
Terje Laugerud	30%	40%	—	5%	25%

* Revenue and NOI targets for Mr. Slingerlend were and for Mr. Cheesbrough are total Company targets. Revenue and NOI targets for the other NEOs are business unit targets.

As disclosed on page 31 of the Proxy Statement, the total Annual Cash Bonus Award compensation, assuming 100% of all applicable revenue, net operating income (“NOI”), day’s sales outstanding (“DSO’s”), tax rate and qualitative targets are achieved, was potentially as follows: Mr. Slingerlend $525,000, Mr. Cheesbrough $227,500, Mr. Hadzi $200,000, Ms. Kim $215,000 and Mr. Laugerud $219,800 (at a conversion rate of 1 GBP to 1.57 U.S. Dollars).

For the 2009 fiscal year, it was determined that each of the NEOs met expectations with respect to the qualitative attributes mentioned above.  As such, the actual 2009 Annual Cash Bonus Award paid to each of the NEO’s (which is disclosed in the 2009 Actual Cash Award Payments Table, 2009 Actual Annual Cash Bonus Award column, on page 32 of the Proxy Statement) reflects 100% achievement of the respective NEO’s qualitative component.

The Company will include the relevant required disclosure in future filings as applicable.

Cash Bonus Award Targets for the Second Half of 2009 Results, page 31

Comment:

11.       Tell us the 2H09 Program targets applicable to each named executive officer, how the company performed against the targets, and discuss how the performance resulted in the amounts awarded; alternatively, tell us why this disclosure is not required. See Item 402(b) of Regulation S-K. Include similar disclosure in future filings, if applicable.

Response:

Each of the NEOs except Ms. Kim were eligible to participate in the 2H09 Program.  The following table, which was disclosed in the Company’s 10-Q filed on August 6, 2009, reflects the principal 2H09 Program targets of revenue and NOI and payout percentages on those targets for each of the participating NEOs. The targets were set as a percentage of actual 2008 results. No bonus payments for a particular target were made if less than the minimum threshold target was achieved. As disclosed on page 31 of the Proxy Statement, the total 2H09 Program compensation, assuming maximum payouts of applicable revenue and NOI targets were achieved, was potentially as follows: Mr. Slingerlend $170,625, Mr. Cheesbrough $73,438, Mr. Hadzi, $60,000 and Mr. Laugerud $76,930 (at a conversion rate of 1 GBP to 1.57 U.S. Dollars). Also, as disclosed on page 31 of the Proxy Statement, actual payouts for Mr. Slingerlend, Mr. Cheesbrough and Mr. Laugerud were $24,000, $10,600 and $70,690 respectively. Mr. Hadzi did not receive a payout under this program as he did not achieve his targets.  The actual payouts for Mr. Slingerlend and Mr.Cheesbrough reflect the fact that 92.6% of the 2008 Company Revenue was achieved. The target for the 2008 Company NOI was not reached, nor were the target percentages for 2008 U.S. Custom Revenue or 2008 U.S. Custom NOI, so no payouts were made under those categories. For Mr. Laugerud’s actual payout, 102.4% of the 2008 Europe Revenue was achieved and 85.7% of the 2008 Europe NOI was achieved.

2H09 Program Cash Bonus Targets

NEO	Payout	Company Revenue	Company NOI	U.S. Custom Revenue	U.S. Custom NOI	Europe Revenue	Europe NOI
		% of 2008 actual results	% of 2008 actual results	% of 2008 actual results	% of 2008 actual results	% of 2008 actual results	% of 2008 actual results
Mac Slingerlend/ Peter Cheesbrough	At 100% of Plan	98	95	—	—	—	—
	At 25% of Plan	92	77.5	—	—	—	—
Tony Hadzi	At 100% of Plan	—	—	95	85	—	—
	At 25% of Plan	—	—	89	70	—	—
Terje Laugerud	At 100% of Plan	—	—	—	—	100	95
	At 25% of Plan	—	—	—	—	90	82.5

The Company will include the relevant required disclosure in future filings as applicable.

Fiscal 2009 Stretch Bonus Program, page 32

Comment:

12.       Tell us the stretch bonus targets applicable to each named executive officer, the company’s performance against such targets, and discuss how the company’s performance resulted in the amounts awarded; alternatively, tell us why this disclosure is not required. See Item 402(b) of Regulation S-K. Include similar disclosure in future filings, if applicable.

Response:

The Stretch Bonus Program is a cash bonus program in which the NEOs and other senior leadership participate and is aimed at achieving targets for business unit revenue and NOI.  As disclosed on page 32 of the Proxy Statement, the total payouts to NEOs and other senior leadership personnel under the Stretch Bonus Program were capped at $1.2 million.  Revenue and NOI targets were set for each of the Company’s business divisions as set forth in the table below.   Seventy percent of the 2009 Stretch Bonus Program award is allocated to achievement of the relevant NOI target, and 30% is allocated to achievement of the relevant revenue target.  The table below sets forth the performance targets for each of the business divisions for the 2009 Stretch Bonus Program. The revenue target for each division is presented as a percentage of total actual 2008 revenue, and the NOI target for each division is presented as a percentage of the revenue target.

2009 Stretch Bonus Program Corporate Expectations Targets

Corporate Division	Revenue	NOI
	(% of 2008 total actual revenue)	(% of revenue target)
U.S. Custom Solutions	41.7	10.5
Europe	29.4	7.1
Federal	11.8	7.9
ERP	7.6	11.1
SAP	2.9	0.0
IT Outsourcing	3.1	-5.4

Payouts ranged from a 30% payout of the revenue portion if 95% of the revenue target was achieved to 100% payout of the revenue portion if 100% of the revenue target was achieved and a 50% payout of the NOI portion if 90% of the NOI target was achieved and a 100% payout of the NOI portion if 100% of the NOI target was achieved.   As disclosed in the 2009 Actual Cash Award Payments Table, 2009 Actual Stretch Bonus Program Award column, on page 32 of the Proxy Statement, actual payouts under the Stretch Bonus Program for Mr. Slingerlend, Mr. Cheesbrough, Mr. Laugerud, Mr. Hadzi and Ms. Kim were $23,950, $16,000, $16,500, $0 and $0 respectively.  These payouts reflect the fact that the 2009 U.S. Custom Solutions revenue and NOI targets and the Federal revenue and NOI targets were not achieved, so no payouts were made under those categories to Mr. Hadzi or Ms. Kim.  Mr. Laugerud was awarded a portion of his Stretch Bonus Program based on individual country achievements within the Europe Operating Division.  Mr. Slingerlend and Mr. Cheesbrough were awarded 12% and 8%, respectively, of the amounts that were earned by others under the Stretch Program for the achievement of the Europe, ERP and IT Outsourcing divisional revenue and/or NOI targets.

The Company will include the relevant required disclosure in future filings as applicable.

Equity Incentive Program

Fiscal 2009 Quarterly Equity Incentive Program Awards, page 35

Comment:

13.       Tell us the quarterly equity incentive program award targets, and discuss how the company’s performance against the targets resulted in the number of options awarded to Ms. Kim; alternatively, tell us why this disclosure is not required. See Item 402(b) of Regulation S-K. Include similar disclosure in future filings, if applicable.

Response:

The table below sets forth the performance targets, as a percentage of actual 2008 quarterly results achieved, for each of the NEOs, except the CEO who was not eligible for participation, with respect to the 2009 Quarterly Equity Incentive Program.

2009 Quarterly Equity Incentive Program Targets

(per quarter in fiscal 2009)

NEO	Revenue Target* % of 2008 actual results	NOI Target* % of 2008 actual results

Peter Cheesbrough	101.5% target; 100% payout if greater than 95% of target achieved	106% target; 100% payout if greater than 90% of target achieved
Tony Hadzi	101.5% target; 100% payout if greater than 95% of target achieved	100% target; 100% payout if greater than 90% of target achieved
Marcia Kim	110% target; 100% payout if greater than 95% of target achieved	116% target; 100% payout if greater than 90% of target achieved
Terje Laugerud	104% target; 100% payout if greater than 95% of target achieved	106% target; 100% payout if greater than 90% of target achieved

* Revenue and NOI targets for Mr. Cheesbrough are total Company targets. Revenue and NOI targets for the other NEOs are business unit targets.

As disclosed on page 35 of the Proxy Statement, Ms. Kim was the only NEO to receive stock options pursuant to the Quarterly Equity Incentive Program in 2009.  She was

awarded 4,000 options for reaching her first quarter performance targets, although she did not meet her performance targets for the remaining quarters of 2009.  None of the other NEOs met their performance targets under this program in any quarter during 2009, and therefore, were not awarded any options pursuant to the Quarterly Equity Incentive Program in 2009.

The Company will include the relevant required disclosure in future filings as applicable.

Fiscal 2009 Long-Term Equity Incentive Program Awards, page 35

Comment:

14.       Tell us the long-term equity incentive program targets applicable to each named executive officer, the company’s performance against such targets, and discuss how the company’s performance resulted in the amounts awarded; alternatively, tell us why this disclosure is not required. We also note that the 2009 Long-Term Equity Incentive Program includes a qualitative component. For each named executive officer, discuss what qualitative factors were utilized, how they were judged, and how they specifically impacted the amount of equity incentive compensation awarded. See Item 402(b) of Regulation S-K. Include similar disclosure in future filings, if applicable.

Response:

The table below sets forth the performance targets, as percentages of actual 2008 results, for each of the NEOs with respect to the 2009 Long-Term Equity Incentive Program (“LTIP”).

2009 LTIP Targets

(applicable to all NEOs)

Payout	Revenue*	NOI*
	% of 2008 actual results	% of 2008 actual results
At 100% of Plan (100%)	106	112
Minimum Payout (25%)	101	102

* Revenue and NOI targets are applicable to both total Company targets and business unit targets.

For Mr. Slingerlend and Mr. Cheesbrough, 40% of the total potential LTIP award is based on achievement of the Company revenue target, 40% is based on achievement of the Company NOI target and 20% is based on the achievement of the qualitative component.  For Mr. Hadzi, Ms. Kim and Mr. Laugerud 20% of the total potential LTIP award is based on achievement of the business unit revenue target, 20% is based on achievement of the business unit NOI target, 20% on Company revenue target, 20% on Company NOI target and 20% on the achievement of the qualitative component.  The specific qualitative factors considered for all NEOs included development of people, leadership, teamwork and efforts to achieve the Company’s strategic objectives, which are the same qualitative factors considered in awarding the Annual Cash Bonus mentioned above in response to Comment 10.  Achievement of the qualitative component is based on the business judgment of the Compensation Committee with input from the Chief Executive Officer.  The options and RSUs awarded to each of the NEOs under the 2009 LTIP, which is disclosed in the 2009 LTIP Awards table on page 36 of the Proxy Statement, reflect the achievement of the qualitative portion of the awards.  Due to the continued economic downturn,  none of the 2009 LTIP Company or business unit revenue or NOI targets were met.  All options and RSUs actually awarded for 2009 were awarded based on 100% achievement of the qualitative component of the LTIP.  The Compensation Committee felt it was important to recognize the work and performance of the NEOs and in light of the difficult economy to encourage and incent them by awarding the qualitative portion of the 2009 LTIP.

The 2H09 LTIP utilized only consolidated Company targets for all NEOs rather than a combined Company and business unit approach for certain NEOs.   For each NEO, 50% of the total potential 2H09 LTIP award was based on achievement of the Company revenue target and 50% was based on achievement of the Company NOI target.   As disclosed on page 36 of the Proxy Statement, under the 2H09 LITP, the NEO’s were eligible to receive between 0% and 30% of the stock options and RSUs that they were eligible to receive under the full-year program.  Payouts were to be made at 30% if 100% of the consolidated Company revenue target for the second half of 2009 was achieved and 100% of the NOI target for the second half of 2009 was achieved and at the minimum 10% payout if 96% of the revenue target for the second half of 2009 was achieved and 84% of the NOI target for the second half of 2009 was achieved. The table below sets forth the performance targets for each of the NEOs with respect to the 2H09 LTIP.  The 2H09 LTIP Company revenue and NOI targets are set forth in the below table as percentages of the actual total 2008 results.

2H09 LTIP Targets

(applicable to all NEOs)

Payout	Company Revenue	Company NOI
	% of 2008 actual results	% of 2008 actual results
At 100% of Plan (30% of eligible payout)	89.7	71.9
Minimum Payout (10% of eligible payout)	88.1	65.3

As disclosed on page 36 of the Proxy Statement, no awards were made pursuant to the 2H09 LTIP as none of the performance targets were met.

The Company will include the relevant required disclosure in future filings as applicable.

Comment:

15.       Tell us how the compensation committee determined the balance of options and restricted stock units available and awarded. See Item 402(b) of Regulation S-K. Include similar disclosure in future filings, if applicable.

Response:

The Board caps the total amount of options and RSUs available for awards each year based on the Company’s Chief Accounting Officer’s recommendation, which includes an analysis of the potential cost to the Company of the program and potential dilution (assuming options and RSUs are awarded using a 3:1 ratio), as well as the amount of options and RSUs authorized but not yet issued under the CIBER, Inc. 2004 Incentive Plan, which was approved by the Company’s stockholders.

The Company will include the relevant required disclosure in future filings as applicable.

If you have any additional questions or require more information, please contact me or Christopher Loffredo, CIBER’s Chief Accounting Officer, at 6363 South Fiddler’s Green Circle, Suite 1400, Greenwood Village, CO 80111, (303) 220-0100.

Sincerely,

/s/ Peter H. Cheesbrough

Peter H. Cheesbrough
Executive Vice President and Chief Financial Officer

Attachment A

Comparable Companies

Custom Division

Capgemini

CGI Group, Inc.

Edgewater Technology, Inc.

eLoyalty Corp.

Intelligroup, Inc.

MPS Group, Inc.

Perficient, Inc.

US ERP

CRA International

Diamond Management & Technology

FTI Consulting, Inc.

Hackett Group, Inc.

Huron Consulting Group, Inc.

LECG Corp.

Navigant Consulting, Inc.

Resources Connection, Inc.

Sapient Corp.

Federal

CACI, Inc.

Dynamics Research Corp.

DynCorp International, Inc.

General Dynamics Corp.

ICF International, Inc.

Lockheed Martin Corp.

ManTech International Corp.

Maximus, Inc.

Northrup Grumman Corp.

SRA International Inc.

Stanley, Inc.

Europe

Atos Origin

Capgemini

Groupe Steria S.C.A.

IDS Scheer AG

Indra Sistemas S.A.

Logica PLC

Ordina N.V.

Tieto Oyj